UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-35715

AQUASITION CORP.

(Translation of registrant’s name into English)

c/o Seacrest Shipping Co. Ltd.

8 – 10 Paul Street

London EC2A 4JH, England

Telephone: +44-207-426-1155
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Results of Operations and Financial Condition

Following this cover page are the unaudited financial results for the six months ended June 30, 2013 of Aquasition Corp.

Aquasition Corporation

(A Company in the Development Stage)

TABLE OF CONTENTS

Page

Condensed Interim Financial Statements

Condensed Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012	2

Condensed Statements of Operations (unaudited) for the six months ended June 30, 2013 and 2012 and the period from January 26, 2012 (inception) to June 30, 2013	3

Condensed Statements of Cash Flows (unaudited) for the six months ended June 30, 2013 and 2012 and the period from January 26, 2012 (inception) to June 30, 2013	4

Notes to Financial Statements	5

Aquasition Corporation

(A Company in the Development Stage)

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2013	2012
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$174,560	$328,235
Prepaid expenses	38,115	-
Interest on cash held in trust account	3,800	-
Total Current Assets	216,475	328,235

Non-Current Assets:
Investments held in trust	57,168,785	57,168,785

Total Assets:	$57,385,260	$57,497,020

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses (includes related party of $60,000 and $15,000 as of June 30, 2013 and December 31, 2012, respectively)	$185,654	$21,722
Accrued offering costs	-	72,105
Loan payable - related party	-	35,650
Advance from related party	11,504	19,254
Warrant liability	4,015,368	3,386,998
Total Current Liabilities	4,212,526	3,535,729

Total Liabilities	4,212,526	3,535,729

Commitments

Common stock subject to possible redemption or tender: 4,995,000 shares at redemption value	51,448,500	51,448,500

Stockholders' Equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.0001 par value; 150,000,000 shares authorized; 2,310,500 shares issued and outstanding as of June 30, 2013 and December 31, 2012 , respectively, excluding shares subject to redemption	231	231
Additional paid-in capital	5,621,277	5,621,277
Deficit accumulated during the development stage	(3,897,274)	(3,108,717)
Total Stockholders' Equity	1,724,234	2,512,791
Total Liabilities and Stockholders' Equity	$57,385,260	$57,497,020

The accompanying notes are an integral part of these unaudited condensed interim financial statements

2

Aquasition Corporation

(A Company in the Development Stage)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

		Period from	Period from
		January 26, 2012	January 26, 2012
	Six months ended	(inception) through	(inception) through
	June 30, 2013	June 30, 2012	June 30, 2013
Operating expenses:
General and administrative expenses (1)	$163,988	$1,126	$212,376
Loss from operations:	(163,988)	(1,126)	(212,376)

Other income/(expenses):
Interest income	3,801	-	7,586
Change in fair value of warrants	(628,370)	-	(3,692,484)
Total other income/(expenses)	(624,569)	-	(3,684,898)
Net loss	$(788,557)	$(1,126)	$(3,897,274)

Weighted average number of common shares outstanding, basic and diluted	2,310,500	1,200,000
Net loss per common share outstanding, basic and diluted	$(0.34)	$(0.00)

(1)	Includes related party of $45,000, $0 and $67,500 for the six months ended June 30, 2013, for the period from January 26, 2012 (inception) through June 30, 2012 and for the period from January 26, 2012 (inception) through June 30, 2013, respectively.

The accompanying notes are an integral part of these unaudited condensed interim financial statements

3

Aquasition Corporation

(A Company in the Development Stage)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

		Period from	Period from
		January 26, 2012	January 26, 2012
	Six months ended	(inception) through	(inception) through
	June 30, 2013	June 30, 2012	June 30, 2013
Cash Flows from operating activities:
Net loss	$(788,557)	$(1,126)	$(3,897,274)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	628,370	-	3,692,484
Interest reinvested into Trust Account	(3,800)	-	(7,585)
Changes in operating assets and liabilities:
Prepaid expenses	(38,115)	-	(38,115)
Accounts payable and accrued expenses	163,932	-	185,654
Net cash used in operating activities	(38,170)	(1,126)	(64,836)

Cash flows from investing activities:
Principal deposited in Trust Account	-	-	(57,165,000)
Net cash used in investing activities	-	-	(57,165,000)

Cash flows from financing activities:
Proceeds from sale of common stock to sponsor	-	25,000	25,000
Proceeds from loan payable to related party	-	85,650	85,650
Repayment of loan payable - related party	(35,650)	-	(85,650)
Advance from related party	-	-	95,934
Repayment of advance to related party	(7,750)		(84,430)
Net proceeds from public offering	-	-	53,759,897
Payment of offering costs	(72,105)	(92,938)	(72,105)
Proceeds from underwriters unit purchase option	-	-	100
Gross proceeds from private placement	-	-	3,680,000
Net cash (used in) provided by financing activities	(115,505)	17,712	57,404,396

(Decrease) increase in cash and cash equivalent during period	(153,675)	16,586	174,560
Cash and cash equivalent at beginning of period	328,235	-	-
Cash and cash equivalent at end of period	$174,560	$16,586	$174,560

The accompanying notes are an integral part of these unaudited condensed interim financial statements

4

Aquasition Corporation

(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 1 - Organization, Plan of Business Operations and Liquidity

Aquasition Corporation (a development stage company) (the “Company”) was incorporated in the Marshall Islands on January 26, 2012 as a blank check company whose objective is to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar acquisition transaction, one or more operating businesses and assets (an “Acquisition Transaction”). The Company’s initial Acquisition Transaction is not limited to any specific geographic region or industry. However, the Company intends to focus on operating businesses and assets in the international maritime transportation, offshore and related maritime services industries, especially those requiring energy, commodity, and transportation of logistics expertise.

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Company is a foreign private issuer (“FPI”), as defined by the rules and regulations of the SEC. In the opinion of management all adjustments (consisting of normal accruals) considered fair presentation have been included. Operating results for the period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013 or any other period (for additional information see the audited financial statements and footnotes included in the Company’s Annual Report on Form 20-F, filed on May 31, 2013).

As of June 30, 2013, the Company had not yet commenced operations. All activity through November 1, 2012 relates to the Company’s formation and the public offering as described below. Subsequent to November 1, 2012, the Company is seeking to identify acquisition targets.

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on October 25, 2012. On November 1, 2012, the Company consummated the Public Offering and received proceeds net of underwriter’s discount of $48,750,000 and simultaneously received $3,377,500 from the issuance of 337,750 units (“Placement Units”) in a private placement (the “Private Placement”) (See Note 3).

The Company granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 750,000 Units solely to cover over-allotments, if any. On November 7, 2012, the underwriters exercised a portion of their option and the Company sold an additional 550,000 Units at a price of $10.00 per Unit generating gross proceeds of $5,500,000, pursuant to the option granted to the Underwriter. In addition, the Company sold an additional 30,250 Private Placement Units generating gross proceeds of $302,500.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating an Acquisition Transaction. There is no assurance that the Company will be able to affect an Acquisition Transaction successfully. Upon the closing of the Public Offering, $57,168,785 ($10.30 per public share sold), including the proceeds of the Private Placement, is held in a trust account (the “Trust Account”) and will be invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of the Company’s initial Acquisition Transaction and the Company’s failure to consummate an Acquisition Transaction within the prescribed time.

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s sponsor, officers and director’s (collectively referred to as the “Founders”) have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for an Acquisition Transaction.

5

The Company’s units are listed on the Nasdaq Capital Market (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes an Acquisition Transaction with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less deferred underwriting discounts and taxes) at the time of the execution of a definitive agreement for its initial Acquisition Transaction, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance.

The Company was required to determine if it was a FPI under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the SEC for the Public Offering. The Company determined it was a FPI prior to the filing of the Registration Statement. As a FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as a FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as a FPI (as set forth in Rule 3b4 of the Exchange Act), the Company will then become subject to the U.S. domestic issuer rules as of the first day of its fiscal year following the determination date.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to sell their public shares to the Company for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer a FPI). Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.30 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). The Company will consummate an initial Acquisition Transaction only if holders of no more than 90% of the public shares elect to convert (in the case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the Acquisition Transaction. Notwithstanding the foregoing, the Amended and Restated Articles of Incorporation of the Company provides that a Public Shareholder, together with any other person with whom such Public Shareholder is acting in concert or as a “group” (within the meaning of Section 13 of the Securities Act of 1934, as amended), will be restricted from seeking conversion rights with respect to an aggregate of more than 20% of the shares of common stock sold in the Public Offering. A group will be deemed to exist if the Public Shareholder (i) files a Schedule 13D or 13G indicating the presence of a group or (ii) acknowledge to the Company that they are acting, or intend to act as a group. In connection with any stockholder vote required to approve an Acquisition Transaction, the Founders agreed (1) to vote any of its shares in the same manner as a majority of the Public Shareholders who vote at a meeting called for such purpose and (2) not to redeem any its shares. In connection with a tender offer, the Founders will not sell any of their shares to the Company pursuant to any tender offer described above. In addition, the Founders or any of their affiliates have agreed that if they acquire any shares of common stock in or after the Public Offering, they will vote all such shares in favor of any Acquisition Transaction presented to the Company’s stockholders by the board of directors, and not to exercise any redemption rights in connection with any shares of common stock held by such person.

The Company’s Amended and Restated Articles of Incorporation provide that the Company will continue in existence only until May 1, 2014 (or August 1, 2014 if certain extension criteria are satisfied). If the Company has not completed an Acquisition Transaction by such date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible release to the Public Shareholders, the aggregate amount then on deposit in the Trust Account, including any interest and the deferred underwriters discount but net of any taxes payable and any remaining net assets, and (iii) as promptly as possible dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Marshall Islands law to provide for claims of creditors and requirements of other applicable law. In such event, the Public Shareholders will be entitled to receive a pro rata portion of the Trust Account (initially $10.30 per share, plus any pro rata interest earned on the funds held in the Trust Account not previously released to the Company.)

The Company anticipates that in order to fund its working capital requirements, the Company will need to use all of the remaining funds not held in the Trust Account, the interest earned on the funds held in the Trust Account, as well as entering into contingent fee arrangements with its vendors. The Company will need to raise additional capital through loans or additional investments from its Founders or third parties. None of the Founders are under any obligation to advance funds to, or to invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

6

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Investment Held in Trust

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of an Acquisition Transaction. The funds held in the Trust Account are invested primarily in a highly liquid treasury bills.

Loss Per Share

The Company complies with accounting and disclosure requirements of ASC 260, “Earnings Per Share.” Basic loss per share is computed by dividing net loss attributable to shares of common stock outstanding by the weighted-average number of shares of common stock outstanding during the period. Shares of common stock subject to possible redemption at June 30, 2013 of 4,995,000 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to dilutive options, warrants, and other potential shares of common stock outstanding during the period. The Company has not considered the effect of warrants to purchase 5,918,000 shares of common stock or the underwriter’s option to purchase 250,000 units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (‘‘ASC 740’’). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the Marshall Islands as its only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on January 26, 2012, the evaluation was performed for the 2012 tax year which will be the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from January 1, 2013 through June 30, 2013. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

7

Common Stock subject to possible Redemption or Tender

There are 4,995,000 shares of common stock sold as part of units (the “Units”) issued in the Public Offering, which shares contained a redemption feature which allowed for the redemption of shares of common stock under the Company's Liquidation or Tender Offer/Stockholder Approval provisions. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company did not specify a maximum redemption threshold, its Amended and Restated Articles of Incorporation provides that in no event will they redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001 upon completion of an Acquisition Transaction.

Accordingly, at June 30, 2013 and December 31, 2012, 4,995,000 of the 5,500,000 public shares were classified outside of permanent equity at their aggregate redemption value. The redemption value at June 30, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.30 per share at June 30, 2013 and December 31, 2012).

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the balance sheet.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Subsequent Events

Management has evaluated subsequent events that have occurred after the balance sheet date through the date the financial statements were publically available to determine if events or transactions occurring after the balance sheet date require potential adjustment to or disclosure in the financial statements and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Warrant Liability

The Company accounts for the 5,550,000 warrants issued in connection with the Public Offering and 368,000 warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815 whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

Note 3 - Initial Public Offering

On November 1, 2012, the Company sold 5,000,000 Units at an offering price of $10.00 per Unit generating gross proceeds of $50,000,000 in the Public Offering. Each Unit consists of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company (“Redeemable Warrants”). Each Redeemable Warrant entitles the holder to purchase one share of common stock at a price of $11.50 commencing on the later of the completion of an initial Acquisition Transaction and October 24, 2013 and expiring five years from the completion of an initial Acquisition Transaction, provided that there is an effective registration statement covering the shares of common stock underlying the Redeemable Warrants. The Company may redeem the Redeemable Warrants at a price of $0.01 per Redeemable Warrant upon 30 days’ notice, only in the event that the last sale price of the common stock is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given, provided that there is a current registration statement in effect with respect to the shares of common stock underlying such Redeemable Warrants commencing ten days prior to the 30-Day Trading Period and continuing each day thereafter until the date of redemption. The Company is required to use its best efforts to maintain the effectiveness of the registration statement covering the Redeemable Warrants. However, there are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Redeemable Warrant shall not be entitled to exercise such Redeemable Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Redeemable Warrant exercise.

8

Simultaneously with the consummation of the Public Offering, the Company consummated the Private Placement with the sale of 337,750 Placement Units to its Founders at a price of $10.00 per share, generating total proceeds of $3,377,500. The Placement Units are identical to the Units sold in the Public Offering except that the warrants included in the Placement Units (i) will not be redeemable by the Company and (ii) may be exercised for cash or in a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. Additionally, the Placement Units have been placed in escrow and the purchasers have agreed not to transfer, assign or sell any of the Placement Units, including the underlying securities (except to certain permitted transferees) until 30 days following the completion of an initial Acquisition Transaction. The securities held in the escrow account will only be released prior to the end of the escrow period if following the initial Acquisition Transaction, the Company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

The Company has sold to the underwriter, for $100, an option to purchase up to 250,000 units at $12.50 per unit. The units issuable upon exercise of this option are identical to those sold in the Public Offering except that the underlying warrants will expire on October 25, 2017. The underwriter’s unit purchase option will be exercisable starting on the later of the completion of an initial Acquisition Transaction and October 24, 2013 and expiring on October 24, 2017. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Redeemable Warrants and the market price of the Units and underlying shares of common stock) to exercise the unit purchase option without the payment of any cash. The Company has the right to redeem the unit purchase option, in whole but not in part, in the event the Company’s shares of common stock trade in excess of $18.00 for any 20 trading days in a 30-day period following the completion of an initial Acquisition Transaction. If upon completion of an Acquisition Transaction, the Founders are required to cancel any Founder’s shares or Placement Units, and such securities are not replaced following the Acquisition Transaction, the number of units that may be purchased upon the exercise of the unit purchase option will be reduced on a pro-rata basis with the reduction in Founder’s shares and Placement Units.

The Company granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 750,000 Units solely to cover over-allotments, if any. On November 7, 2012, the underwriters exercised a portion of their option and the Company sold an additional 550,000 Units at a price of $10.00 per Unit generating gross proceeds of $5,500,000, pursuant to the option granted to the Underwriter. In addition, the Company sold an additional 30,250 Private Placement Units generating gross proceeds of $302,500.

Note 4 - Commitments

The Founder and holders of the Private Placement Units (or underlying shares of common stock) are entitled to demand certain registration rights with respect to the Founders’ shares and the Private Placement Units (or underlying shares of common stock) as well as any other warrants that may be issued to them (or underlying shares of common stock) pursuant to an agreement signed on the October 25, 2012.

The Company entered into an underwriting agreement with the underwriter of the Public Offering (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid 2.5% of the gross proceeds of the Public Offering or $1,250,000 as underwriting discounts and commissions upon closing of the Public Offering. The Company will also pay the underwriter in the Public Offering a deferred underwriting discount of 2.5% of the gross proceeds of the Public Offering which is held in the Trust Account. The Underwriters will not receive their portion of their deferred underwriting discount related to redeemed or converted shares in connection with an Acquisition Transaction.

The Company presently occupies office space provided by Seacrest Shipping Co. Ltd., an affiliate of the Founders. Such affiliate has agreed that, until the Company consummates an Acquisition Transaction, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on November 1, 2012, provided however, that such affiliate has agreed that after four months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an Acquisition Transaction.

Note 5 - Stockholders Equity

Preferred Stock

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined by the Company’s board of directors. No preferred shares are currently issued or outstanding.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

In connection with the organization of the Company on March 15, 2012, a total of 1,437,500 shares of common stock were sold to the Founders at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”).

On November 1, 2012, 5,000,000 shares common stock included in the Units were issued in connection with the Public Offering described in Note 3.

9

As of November 1, 2012, 1,437,500 shares of common stock were issued and outstanding, excluding 4,500,000 shares of common stock subject to possible redemption. On December 15, 2012, 50,000 shares of common stock were forfeited because the underwriter over-allotment option was not fully exercised. All of these shares will be placed into an escrow account on the Effective Date. Subject to certain limited exceptions, these shares will not be released from escrow until one year after the date of the consummation of an initial Acquisition Transaction or earlier if, subsequent to the Company’s initial Acquisition Transaction, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their shares of common stock for cash, securities or other property. The securities held in the escrow account will only be released prior to the end of the escrow period if following an Acquisition Transaction the Company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

The Company granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 750,000 Units solely to cover over-allotments, if any. On November 7, 2012, the underwriters exercised a portion of their option. On November 7, 2012, the Company sold an additional 550,000 Units at a price of $10.00 per Unit generating gross proceeds of $5,500,000, pursuant to the option granted to the Underwriter. In addition, the Company sold an additional 30,250 Placement Units generating gross proceeds of $302,500.

On December 15, 2012, 50,000 initial shares were forfeited because the underwriter over-allotment option was not fully exercised.

Note 6 – Loan Payable - Shareholder

On February 27, 2012, the Company issued an aggregate of $85,650 unsecured promissory notes to its officers and directors. The notes were non-interest bearing and payable on December 31, 2012. In addition, an officer advanced to the Company an additional $95,934. Due to the short-term nature of the notes and advances, the fair value of the notes and advances approximated the carrying amount. Such advances are non-interest bearing and are due on demand. During 2012, the Company repaid $50,000 of the unsecured promissory note and $76,680 of the advance. During the six months ended June 30, 2013, the Company repaid $35,650 of this unsecured promissory note. During the six months ended June 30, 2013, the Company repaid $7,750 of this advance.

Note 7 – Related Party Expenses

The Company presently occupies office space provided by Seacrest Shipping Co. Ltd., an affiliate of the Founders. Such affiliate has agreed that, until the Company consummates an Acquisition Transaction, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on November 1, 2012, provided however, that such affiliate has agreed that after four months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an Acquisition Transaction. The Company incurred $45,000 of expenses under this arrangement for the six months ended June 30, 2013. The Company had an accrued related party expense balance under this arrangement of $60,000 and $15,000 as of June 30, 2013 and December 31, 2012, respectively.

Note 8 - Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2013 and December 31, 2012, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

As of June 30, 2013

Description	June 30, 2013	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in trust	$57,172,585	$57,172,585		$-	$-
Liabilities:
Warrant liability	$4,015,368	$-	$		$4,015,368

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As of December 31, 2012

Description	December 31, 2012	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in trust	$57,168,785	$57,172,585		$-	$-
Liabilities:
Warrant liability	$3,386,998	$-	$		$3,386,998

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs (Level 3):

Balance – January 26, 2012 (inception)	-
Correction of an error	3,109,339
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)
Balance – December 31, 2012	$3,386,998
Change in fair value	628,370
Balance – June 30, 2013	$4,015,368

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted.

The inputs to the model at June 30, 2013 and December 31, 2012 were as follows:

As of June 30, 2013
The Company’s stock price at June 30, 2013	$9.88
Dividend yield (per share)	N/A
Risk-free interest rate	1.41%
Expected volatility rate	26.80%

As of December 31, 2012
The Company’s stock price at December 31, 2012	$10.00
Dividend yield (per share)	N/A
Risk-free interest rate	1.18%
Expected volatility rate	21.30%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 30, 2013	AQUASITION CORP.

	By:	/s/ Matthew C. Los
Name: Matthew C. Los
Title: Chief Executive Officer